[Letterhead of Axtel, S.A. de C.V.]






September 1, 2005


                                                               52 (81) 8114-0000



Mr. Al Rodriguez
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Office 3536, Mail Stop 3561
Washington, D.C. 20549

                  Re:      Axtel, S.A. de C.V.
                           Form 20-F for the year ended December 31, 2004 File No. 333-114196
                           ------------------------------------------------

Dear Mr. Rodriguez:

     Axtel, S.A. de C.V. (the "Company") has carefully considered each of the comments in your letter dated August 18, 2005 and has respectfully provided the responses below. For your convenience, each comment has been reproduced from your letter immediately before the Company's response to that comment.

Form 20-F for the year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Overview, page 31

1. We note your use of `average revenue per user' as a key performance indicator. It is not evident from your disclosure of how you arrived at the measure. In this regard, describe for us and identify the components use to calculated the measure.

     Response: The use of `average revenue per user' as a key performance indicator is common in the telecommunications industry. The Company calculates its `average revenue per user' in a manner consistent with industry practice by adding monthly rent and usage (local calls, cellular and long distance minutes) to value added services and internet and dividing the sum by the average number of lines in service during the period.

Mr. Rodriguez
August [  ], 2005



Summary of Contractual Obligations, page 37

2. It does not appear to us that your summary of contractual obligations include interest payments. Revise the table to include interest payments on your debt financing. For your guidance refer to Item 303(5)(A) of Regulation S-K and SFAS No. 47, paragraph 10.

     Response: The Company will respond to the staff's comment by including such disclosure with respect to interest payments in the summary of contractual obligations in accordance with this comment in the applicable section of future filings.


3. In addition, we refer to your disclosure on note 21(f) with respect to annual operating leases amounting to $33.8M. Tell us the reason of why you believe the payments do not need to be included in the summary of contractual obligations.

     Response: The Company will respond to the staff's comment by including such disclosure with respect to payments relating to annual operating leases in the summary of contractual obligations in accordance with this comment in the applicable section of future filings.



Note 24 Differences between Mexican and United States Accounting Principals, page F-34

4. We refer to your disclosure on page F-8 with regard to your telephone concession rights. Describe for us how you considered the guidance under US GAAP with regard to the useful life of your telephone concession rights. Refer to paragraph 11 of SFAS 142 and Appendix A, example 4. In addition, you should revise your disclosure to discuss the significant differences, if any, in the accounting of the concession rights.

     Response: Paragraph 11 of SFAS 142 provides that in estimating the useful life of an intangible asset all pertinent factors shall be considered, including, any legal, regulatory or contractual provisions that may limit the useful life and any legal, regulatory or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost. The Company has multiple 20 year concessions. The earliest expiration date will occur in 2018. There is no precedent in the Mexican telecommunications industry for renewal of concessions such as the Company's because competition with Mexico's dominant telephone company has only relatively recently been allowed. Renewal of the Company's concessions will be subject to legal and regulatory regimes existing in the future and which cannot be predicted with certainty now. Accordingly, there is no certainty at this time of the Company's ability to renew its concessions or the cost of renewal. For this reason, the Company has accounted for the concessions as finite assets with a 20 year life for both Mexican and US GAAP purposes.

Mr. Rodriguez
August [  ], 2005



5. We note your disclosure on page F-12 with regard to how you account for impairment of property, systems and equipment and other non-current assets under Mexican GAAP. Please provide a discussion on how you evaluate impairment under US GAAP. For your guidance refer to SFAS 144.

     Response: There is no difference between US GAAP and Mexican GAAP with respect to the impairment of property, systems and equipment and other non-current assets. The Company will respond to the staff's comment by revising its disclosure to so indicate in the applicable section of future filings.



Note 24 (g) Gain on extinguishment, page F-39

6. Tell us how you determined the fair market value of the equity issued to Nortel. In addition provide us your calculation of the gain recognized under US GAAP.

     Response: The Company retained the Mexican affiliate of Deloitte & Touche to value the Company. Deloitte & Touche established a value by discounting future free cash flow of the Company over an eight-year period, assuming an increase in free cash flow of 1% per year. The result was discounted by 12.3% after giving effect to:


     a) Axtel's net debt cost;

     b) Risk premium over capital stock;

     c) Premium for small cap company;

     d) Sector beta;

     e) Country risk; and

     f) Risk free rate.



The following chart illustrates the calculation of the gain as recognized under US GAAP:

Effects of Nortel's Debt Restructuring
September 30, 2003

                                                                         (US Dollars)
Total Debt to Nortel:
            Amounts in US Dollars                                            504,089,118
            Amounts in Mexican Pesos converted into US Dollars                 7,854,643
                                                                       ------------------


                                      -4-

Mr. Rodriguez
August [  ], 2005


            Total                                                            511,943,760

       (-)  Cash Payment to Nortel                                         (125,000,000)
            New Promissory Notes to Nortel                                  (24,200,000)
                                                                       ------------------

                                                                             362,743,760
       (-)  Series N Shares issued to Nortel                                (63,360,000)  (2)
                                                                       ------------------

Other Income                                                                 299,383,760
                                                                       ==================

     (2) Represents 9.9% of the Fair Market Value of the Company


Note 24 (h) Supplemental Cash Flow Information under US GAAP, page F-40

7. Revise your disclosure and provide adjustments of the cash flow items to reconcile to US GAAP. Please refer to Form 20-F Item 17(c)(2)(iii).

     Response: Item 17(c)(2)(iii) of Form 20-F provides for disclosure consisting of either a statement of cash flows prepared in accordance with US GAAP or International Accounting Standard No. 7 or, in a note to the financial statements, a qualified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP. The Company has furnished the information called for in the second alternative in Note 24 (h) to the Financial Statements.


Note 24 (k) Segment Information, page F-42

8. We note your disclosure that you believe that you operate in one business segment. It also appears from your disclosure that you are suggesting that you have two operating segments consisting of the Mass Market and Business Market. In light of the fact that you have launched your operations in twelve cities and that you offer local and long distance services, as well as data and internet services and are able to track the revenue generated by these services separately; describe for us your analysis for determining your operating segments. For your guidance, refer to paragraph 10 of SFAS 131. Also since you are stating that the two revenue streams are so similar that they can be expected to have essentially the same economic characteristics, describe for us in more detail your analysis of how your determined that your operating segments meet the aggregation criteria of paragraph 17 of SFAS 131.

     Response: Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise which meets all of the following three tests:

Mr. Rodriguez
August [  ], 2005




     a) A component of an enterprise that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

     b) A component of an enterprise whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make the decisions about the resources to be allocated to the segment and assess its performance; and

     c) A component of an enterprise for which discrete financial information is available.

As disclosed in Note 24(k) to the Financial Statements, the Company earns revenues and incurs expenses from both the Mass Market and the Business Market aspects of the Company's business. These revenues derive from the operation of one integrated network utilizing the same physical assets and operating under the same concessions. Resources are allocated to the network on a total enterprise basis, without consideration of the Mass Market and Business Market aspects. Expenses incurred, are incurred on a total enterprise basis. Discrete financial information is not available for these two aspects of the Company's business. Since the Company has determined that its business operates in a single segment, the Company has not aggregated segments as contemplated by Paragraph 17 of SFAS 131.

Mr. Rodriguez
August [  ], 2005




     In connection with responding to the above comments, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about any of the Company's responses to your comments or require further explanation, please do not hesitate to telephone me at 52 (81) 8114-0000.


                                        Sincerely,

                                        /s/ Patricio Jimenez Barrera
                                        ---------------------------------------

                                        Patricio Jimenez Barrera





VIA EDGAR AND BY HAND DELIVERY


cc:      Roger Andrus, Esq.
         Alberto J. Morales, Esq.